McEwen Mining Inc.

December 27, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	McEwen Mining Inc.
Registration Statement on Form S-3 (File No. 333-275324)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, McEwen Mining Inc., a Colorado corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-275324) and declare the Registration Statement effective as of Tuesday, January 2, 2024, at 2:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (866) 441-0690, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

McEwen Mining Inc.

By:	/s/ Perry Ing
Name:	Perry Ing
Title:	Chief Financial Officer

cc:           David R. Crandall, Hogan Lovells US LLP

150 King Street, Suite 2800, Toronto, Ontario, Canada M5H 1J9      Phone (866) 441-0690